UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 26, 2020
ORGANOVO HOLDINGS, INC.
(Exact name of registrant as specified in its charter) Commission File Number: 001-35996

Delaware	27-1488943
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

440 Stevens Avenue, Suite 200 Solana Beach, CA 92075
(Address of principal executive offices, including zip code)

(858) 224-1000

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Trading symbol(s))	(Name of each exchange on which registered)
Common Stock, $0.001 par value	ONVO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).                                                                                                                     Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                                                                                                                                           ☐

Item 5.07.  Submission of Matters to a Vote of Security Holders.

On March 26, 2020, Organovo Holdings, Inc. (“Organovo” or the “Company”), held its special meeting of Stockholders (the “Special Meeting”). The purpose of the Special Meeting is described in Organovo’s definitive proxy statement/prospectus/information statement as filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2020 (the “Definitive Proxy Statement”) relating to the pending merger (the “Merger”) with Tarveda Therapeutics, Inc. (“Tarveda”), which Organovo first mailed to its stockholders on or about February 26, 2020.

Of the 130,497,563 shares of the Company’s common stock outstanding as of February 14, 2020 (the “Record Date”), 98,916,422 shares, or 75.79%, were represented at the Special Meeting either in person or by proxy, which total constituted a quorum of the issued and outstanding shares as of the Record Date.

The final voting results for Organovo Proposal No. 2, 3 and 5, as set forth in the Definitive Proxy Statement, are set forth below. To allow additional time for stockholders to vote on Organovo Proposal Nos. 1 and 4, as set forth in the Definitive Proxy Statement, Organovo adjourned the meeting with respect to such proposals until 10:00 a.m. Pacific Time, on April 7, 2020.

The Special Meeting will be reconvened on April 7, 2020 at 10:00 a.m. Pacific Time for the sole purpose of allowing additional time for stockholders to vote on Organovo Proposal Nos. 1 and 4 (the “Reconvened Meeting”).  The Reconvened Meeting will be held as a virtual (online) meeting, accessible by visiting www.virtualshareholdermeeting.com/ONVO2020.

The number of votes cast “For” and “Against” and the number of “Abstentions” and “Broker Non-Votes” with respect to Organovo Proposal Nos. 2, 3 and 5 are set forth below.

Proposal Two: Reverse Stock Split

Stockholders voted to approve an amendment to the Organovo certificate of incorporation effecting a reverse stock split of Organovo common stock, at a ratio of one (1) new share for every 20 to 40 shares of outstanding Organovo common stock. The voting results were as follows:

For	Against	Abstain
87,952,806	9,737,552	1,229,193

Proposal Three: Compensation of Named Executive Officers in Connection with Merger

Stockholders voted to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Organovo to its named executive officers in connection with the Merger, each as described in the Definitive Proxy Statement. The voting results were as follows:

For	Against	Abstain	Broker Non-Votes
40,654,433	20,977,564	1,401,822	35,885,732

Proposal Five: Adjournment of the Special Meeting

Stockholders voted to approve the authorization to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Organovo Proposal Nos. 1, 2, 3 and 4. The voting results were as follows:

For	Against	Abstain
47,848,437	46,929,658	4,141,456

Item 8.01 Other Events.

On March 27, 2020, the Company issued a press release regarding the adjournment of the Special Meeting. The Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated March 27, 2020, issued by Organovo Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

ORGANOVO HOLDINGS, INC.

Date: March 27, 2020	/s/ Taylor Crouch
Taylor Crouch
Chief Executive Officer and President